                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 1-9021

                             WACHOVIA CORPORATION
            (Exact name of registrant as specified in its charter)

                100 North Main Street, Winston-Salem, NC 27150
                                (336) 770-5000

                  191 Peachtree Street NE, Atlanta, GA 30303
                                (404) 332-5000
(Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

             Common Stock, par value $5.00 per share
     (Title of each class of securities covered by this Form)

                                     None
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)  [X]      Rule 12h-3(b)(1)(ii) [ ]
            Rule 12g-4(a)(1)(ii) [ ]      Rule 12h-3(b)(2)(i)  [ ]
            Rule 12g-4(a)(2)(i)  [ ]      Rule 12h-3(b)(2)(ii) [ ]
            Rule 12g-4(a)(2)(ii) [ ]      Rule 15d-6           [ ]
            Rule 12h-3(b)(1)(i)  [X]

      Approximate number of holders of record as of the certification or notice date: None.

      Pursuant to the requirements of the Securities Exchange Act of 1934, Wachovia Corporation (formerly First Union Corporation) (File No. 1-10000) as successor by merger with Wachovia Corporation (File No. 1-9021) has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.

DATE: September 21, 2001                    By:/s/ Ross E. Jeffries, Jr.
                                               ---------------------------
                                               Name: Ross E. Jeffries, Jr.
                                               Title: Senior Vice President


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.